Exhibit 4.1

PHILIP J. TIMYAN

4324 Central Avenue

Western Springs, Illinois

(708) 308-3983

pejt@bloomberg.net

April 18, 2017

VIA FACSIMILE AND EXPRESS MAIL

Mr. Chairman William R. Peeples

Chairman

Community West Bancshares

445 Pine Avenue

Goleta, CA 93117-3709

Dear Mr. Peeples:

Community West Bancshares recently sent out proxy statements to each shareholder. I don’t believe increasing the authorized shares is a good idea. Community West Bancshares seeks shareholder approval to increase the authorized number of common shares from 20 million shares to 60 million. Based on Form 10-K’s for the years ended 2012 to 2016, the company’s outstanding shares increased from approximately 6 million shares to approximately 8.1 million shares on account of the debenture conversions occurring during 2013.

DATE	OUTSTANDING SHARES
March 26, 2013	6,033,347

March 4, 2014	8,179,591

February 28, 2015	8,203,658

March 1, 2016	8,156,105

February 24, 2017	8,099,739

The recent decreases are due to buybacks which I applaud and have been in favor of. I believe there is no need for a 200% increase in authorized shares when the number of outstanding shares has been consistently around 8 million shares for the last three years.

The proxy statement explains that the Board and management are potentially constrained from pursuing future corporate transactions that may be advisable due to the limited number of unissued shares. Increasing the number of authorized shares and issuing a substantial portion of those shares will significantly dilute existing shareholders’ interest in the company, particularly because any share issuance resulting from shareholder approval of this 200% increase in authorized shares would be too cheap compared to share pricing in recent California bank mergers.

Recent merger transactions are coming at higher valuations than in recent years. On April 1, 2017, Pacific Premier Bancorp, Inc., Irvine, California, completed its acquisition of Heritage Oaks Bancorp, Paso Robles, California. According to SNL, the deal value is 185.8% of book, 214.1% of tangible book, and 25.4 times last-12-months earnings, on a per share basis. The price represents 24.77% of deposits and 20.33% of assets. The tangible book premium-to-core deposits ratio is 14.88%. In an acquisition with similar pricing metrics for Community West Bancshares, 185.8% book value equates to $15.00 per share of Community West Bancshares stock, 214.1% tangible book value equates to $17.27 per share of Community West Bancshares stock, 25.4 times last-12-months earnings equates to $15.74 per share of Community West Bancshares stock, 24.77% of deposits equates to $16.54 per share of Community West Bancshares stock, and 20.33% of assets equates to $17.33 per share of Community West Bancshares stock.

On April 6, 2017, PacWest Bancorp, Los Angeles, California, and CU Bancorp announced the signing of a definitive merger agreement in which CU Bancorp, Los Angeles, California, will merge with and into PacWest Bancorp. SNL calculates the deal value to be 221.5% of book, 284.3% of tangible book, 26.7 times earnings, and 22.9 times estimated EPS, on a per share basis. In an acquisition with similar pricing metrics for Community West Bancshares, 221.5% book value equates to $17.89 per share of Community West Bancshares stock, 284.3% tangible book value equates to $22.92 per share of Community West Bancshares stock, and 26.7 times EPS equates to $16.54 per share of Community West Bancshares stock.

For these reasons, I intend to vote against Proposal 2 on the Proxy Statement to amend the articles of incorporation to increase the authorized shares from 20 million shares to 60 million shares. If a sufficient number of shareholders vote against Proposal 2, it will prevent the board from issuing more shares when superior share pricing metrics not seen for a decade are now available.

I believe the total compensation for Martin E. Plourd, President and CEO of Community West Bancshares and Community West Bank, is materially understated in Community West Bancshares’ proxy statement.

On December 30, 2013, Mr. Plourd entered into a Salary Continuation Agreement (the “SERP”) with Community West Bank providing for an annual retirement benefit of $100,000 payable at age 65 for 15 years. The column “All Other Compensation” in the proxy statement’s Summary Compensation Table should include SERP accruals. I estimate that for 2015 the accrual should have been approximately $85,000, and for 2016 approximately $91,000. The exact amount of the accruals is unknown and depends on the start date of SERP accruals, the GAAP accrual method employed, Mr. Plourd’s date of birth, and the applicable accrual/discount rate used by Community West Bank; the initial accrual rate is 3.84%, according to SERP section 1.13, but that possibly has changed. As a result, I estimate that the “Total” compensation shown in the proxy statement’s Summary Compensation Table for Mr. Plourd is materially understated by at least the above amounts.

Several peer SEC-registered California banks, some of whom are smaller reporting companies like Community West Bancshares, disclose SERP expense in the Summary Compensation Table including American River Bankshares, Rancho Cordova, California, Bank of Commerce Holdings, Redding, California, FNB Bancorp, South San Francisco, California, Oak Valley Bancorp, Oakdale, California, and United Security Bancshares, Fresno, California. See Exhibits 1 through 5.

Community West Bancshares’ proxy statement also fails to disclose a material severance benefit. According to the proxy statement:

Mr. Plourd’s employment agreement specifies that, in the event of termination without cause or on non-renewal, he would continue to receive salary and benefits plus deferred compensation for a period of three months following the Bank’s written notice of Mr. Plourd’s termination or non-renewal, and one year’s base salary. Also, the contract contains a change of control (as defined) clause whereby, if he is terminated within one year following such event, he would be entitled to base salary and benefits for a period of one year.

However, the proxy statement fails to mention the continuation of executive benefits such as health and dental insurance, short-term disability insurance, and life insurance for 18 months. As a result, the proxy statement fails to disclose a material severance benefit.

Sincerely,

/s/ Philp J. Timyan

Philip J. Timyan

Exhibits:

(1)	American River Bankshares Summary Compensation Table

(2)	Bank of Commerce Holdings Summary Compensation Table

(3)	FNB Bancorp Summary Compensation Table

(4)	Oak Valley Bancorp Summary Compensation Table

(5)	United Security Bancshares Summary Compensation Table